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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing MAR 01 2024 Washington, DC

SEC FILE NUMBER
8-68766

FACING PAGES

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2023__ AND ENDING __12/31/2023__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Xtellus Capital Partners, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Madison Avenue, 5th Floor

                              (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Zak	646-527-6363	stephen.zak@xtelluscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP

                    (Name – if individual, state last, first, and middle name)

500 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Zak_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Xtellus Capital Partners Inc_____ , as of 12/31_____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____
Notary Public

Title:
CCO/COO

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

XTELLUS CAPITAL PARTNERS, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2023

XTELLUS CAPITAL PARTNERS, INC.
DECEMBER 31, 2023

TABLE OF CONTENTS



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Xtellus Capital Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Xtellus Capital Partners, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Xtellus Capital Partners, Inc. as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Xtellus Capital Partners, Inc.'s management. Our responsibility is to express an opinion on Xtellus Capital Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xtellus Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Xtellus Capital Partners, Inc.'s auditor since 2011.
New York, New York
February 28, 2024

XTELLUS CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	51,950,950
Fail to deliver		7,524,647
Due from clearing brokers		3,603,835
Accounts receivable		167,219
Prepaid expenses		137,152
Security deposits and other assets		887,975
Loan receivable from XTS Commodities LLC		19,086,436
Loan receivable from Xtellus Ventures LLC		7,334,082
Loan receivable from employee		2,032,921
Prepaid taxes		1,159,937
Deferred tax asset		53,005
Leasehold improvements and equipment, net		2,740
Securities long (at cost)		90,412
Securities long (at fair value)		1,752,731
Operating lease right-of-use asset		1,678,742
TOTAL ASSETS	$	97,462,784

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Fail to receive	$	7,524,647
Accrued expenses		32,231,267
Operating lease liability		1,678,742
Accounts payable		215,519
TOTAL LIABILITIES		41,650,175

Commitments and Contingencies (Note 3)

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; 1,000,000 shares authorized,	
440,000 shares issued and outstanding	4,400
Additional paid-in capital	1,385,649
Retained earnings	54,422,560
TOTAL STOCKHOLDERS' EQUITY	55,812,609
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 97,462,784

See accompanying notes to financial statement

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Xtellus Capital Partners, Inc. (the "Company") was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was previously a member of the National Futures Association ("NFA") but withdrew its membership in 2020.

The Company is registered as a FINRA member Broker-Dealer approved to effect certain securities transactions. The Company's primary business involves the execution of securities transactions in both U.S. and European securities to an institutional investor client base. Additionally, the Company distributes third-party research to U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) private placements of securities; and (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company is permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully-disclosed basis with a registered clearing firm for the purpose of purchasing and selling equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. The Company also provides underwriting and advisory services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation of leasehold improvements and furniture and equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of leasehold improvements and equipment as of December 31, 2023:

Depreciation (continued)

	Cost	Accumulated Depreciation	Leasehold Improvements and Equipment
Leasehold Improvements	$ 323,736	$ 323,736	$ -
Furniture & Equipment	19,603	16,863	2,740
Total	$ 343,339	$ 340,599	$ 2,740

Depreciation expense calculations for 2023 are based on a standard life of Leasehold Improvements of three years and a standard life for Furniture & Equipment of seven years.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities.

Subsequent events

The Company has evaluated all subsequent events for recognition and disclosure through the date the financial statement was issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.

NOTE 3.   **COMMITMENTS AND CONTINGENCIES**

Operating Lease

Under U.S. GAAP, rent is recognized on a straight-line basis over the term of the lease and the Company recognizes a right-of-use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The Company recognizes straight-line rent expense and, as a result, amortized the lease liability throughout 2023. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight-line basis to show an even rent expense for each subsequent period.

Operating Lease (continued)

Average lease term and discount rate was as follows:

Weighted-average remaining lease term was	6 years
Weighted-average discount rate was	4.25%

As of December 31, 2023, the future minimum lease payments for the Company's operating lease for each of the years ending December 31 were as follows:

2024	$	311,100
2025		311,100
2026		311,100
2027		311,100
2028		311,100
2029		311,100
Total lease payments	$	1,866,600
Less : interest		187,858
Present value of lease liability	$	1,678,742

NOTE 4.   <u>INCOME TAXES</u>

The following is a summary of the Company's provision for income taxes recorded for the year ended December 31, 2023:

Current tax provision:

Federal	$	6,778,205
State		27,075
Total current	$	6,805,280

Deferred tax provision:

Federal	$	49,174
State		17,711
Total deferred	$	66,885
Total income tax provision	$	6,872,165

At December 31, 2023, the Company has recorded a deferred tax asset of approximately $119,890, which relates primarily to accrued straight-line rent expense recorded for financial statement purposes which are not currently deductible for income tax purposes.

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authorities would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City.

NOTE 5.   <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2023, the Company had net capital of $38,839,557, which exceeded its required net capital by $38,589,557.

NOTE 6.   <u>SECURITIES FAIL TO DELIVER/RECEIVE</u>

In the Company's role as an intermediary between foreign brokers and certain of their customers, the Company reflects and records unsettled transactions as fail to receive or fail to deliver.

At December 31, 2023, amounts fail to receive/fail to deliver consisted of the following:

Securities fail to receive	$ 1,122,433
Securities fail to deliver	$ 6,402,214

NOTE 7.   <u>INDEMNIFICATION</u>

The Company conducts business with clearing brokers on behalf of its customers pursuant to a clearance agreement with the clearing brokers. Pursuant to the agreement, the Company introduces the customers to the clearing brokers, and the clearing brokers clear customer transactions on a fully-disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing brokers may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. The Company and its clearing brokers monitor the settlement of customer transactions.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value				
Equities	$ 1,752,731	$ -	$ -	$ 1,752,731
Total Securities, at fair value	$ 1,752,731	$ -	$ -	$ 1,752,731

NOTE 9. 401(k) SAVINGS PLAN

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute $64,000 to the plan for the year ended December 31, 2023, and has accrued this amount in accrued expenses, on the accompanying statement of financial condition at December 31, 2023.

NOTE 10. CREDIT RISK

The Company maintains checking, savings and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation limit. At December 31, 2023, total amounts in excess of these limits are $51,700,950. The Company has not experienced any losses in the account.

NOTE 11.   <u>RELATED PARTIES</u>

During the year ended December 31, 2023, the Company gave loans to affiliated entities as well as an employee (the "Loans"), which are on the accompanying statement of financial condition. The terms of the Loans are generally one year and pay interest at the Applicable Federal Rate in effect at the time of the loan.

Additionally, the Company paid for certain expenses on behalf of the same affiliated entities. As of December 31, 2023, the Company was due $166,382 for expenses paid on behalf of the affiliated entities, which is included in accounts receivable on the accompanying statement of financial condition.